

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2022

Antonio Pietri
President and Chief Executive Officer
Aspen Technology, Inc.
20 Crosby Drive
Bedford, MA 01730

> **Re: Aspen Technology, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2021**
> **Filed August 18, 2021**
> **File No. 001-34630**

Dear Mr. Pietri:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Annual Report on Form 10-K

Item 1A. Risk Factors, page 15

1. We note that the forum selection provision in Section 9 of your amended and restated bylaws identifies a state court located within the State of Delaware as the exclusive forum for certain litigation, including any "internal corporate claims" and that the federal district courts of the United States will be the exclusive forum for Securities Act claims. In future filings, please add a risk factor related to this provision and disclose whether this provision applies to actions arising under the Exchange Act. Please also state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Frederic Hammond